Mail Stop 3561

August 9, 2007

Monte E. Taylor, Jr.
Chief Executive Officer
GeneLink, Inc.
123 Town Square Place, #313
Jersey City, NJ 07310

> **Re: GeneLink, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 10, 2007**
> **File No. 000-30518**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 31

1. It appears from your disclosure that you recognize revenue from the sales of proprietary genetic indicator tests partially when kits are sold and subsequently when presented to the lab for testing. Please provide a detailed discussion of how your revenue recognition policy is in accordance with SAB No. 104 and EITF 00-21. In addition, please clarify if this policy is also applicable to the DNA test kits. We may have further comments after reviewing your response.

Note 4. Other Assets, page 34

2. It appears the company has capitalized organization costs of $86,976. Please provide a detailed discussion of how your policy is in accordance with SOP 98-5.

Note 6. Stockholders' Equity Transactions

Stock Options and Warrants, page 37 – 39

3. It appears the company has adopted SFAS No. 123(R) as of January 1, 2006. Please provide the disclosures required by paragraphs (84) and (A240)(a) of SFAS No. 123(R).

4. It appears from your disclosure on page 38 that there were 202,672 unvested options at December 31, 2005. We would expect these unvested options to have an impact on the pro forma net loss presented on page 39. Please clarify and revise.

Note 10. Related Party Transactions and Convertible Secured Promissory Notes, page 40

5. It appears the company has issued several convertible secured loans with common stock. Please provided a detailed discussion of how you have accounted for these convertible loans, particularly how you have allocated any portion of the proceeds to the common stock and conversion feature attached to the loan. Please refer to the guidance of APB 14, SFAS No. 133, EITF 00-19 and EITF 00-27.

6. In addition, the fees associated with these loans appear to have been paid in a combination of cash and equity instruments. Please provide a detailed discussion of how you determined the fair value of the equity instruments recorded as debt issue costs.

Note 11. Segment Information, page 43

7. Please provide the disclosures required by paragraph (26) of SFAS No. 131.

Item 8A. Controls and Procedures, page 46

8. We note that your disclosures do not comply with Item 307 and 308(c) of Regulation S-B in the following respects:

- We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.
- We note your officers concluded that your "disclosure controls and procedures were effective to provide reasonable assurance" that information is properly disclosed in your Exchange Act reports. Given this "reasonable assurance" qualification, your disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance. Alternatively, the reference to the level of assurance of both the design and effectiveness of your disclosure controls and procedures should be removed.
- Your disclosures did not include the information required by Item 308(c) of Regulation S-B. Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please revise your Form 10-KSB to address the matters noted above.

Other Exchange Act Filings

9. Please revise your related Exchange Act filings to comply with the above comments.

Form 10-QSB for the Quarter Ended March 31, 2007

Item 3. Controls and Procedures

10. Please provide the disclosures required by Items 307 and 308(c) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies